Exhibit 99.1

Claude Resources Secures Debt Financing with Canadian Western Bank and Crown Capital Partners Inc.

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Jan. 17, 2013 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today reported that it has expanded its current debt facilities with its existing bank, Canadian Western Bank ("CWB") and, in addition, has come to an agreement with Crown Capital Partners Inc. ("CCP") for a debt facility of $25 million.

CWB Financing Summary

The Company has expanded its current debt facilities to $25 million, of which $8.6 million is currently drawn. The current $8.6 million consists of leases, demand loans and a line of credit. The debt expansion is structured as follows:

Facility	Previous Amount	Current Amount
Line of Credit	$5,000,000	$10,000,000
Leases/Demand Loans	$7,000,000	$10,000,000
Revolving Loan	NIL	$5,000,000

Interest rates are both fixed and floating and carry a weighted average rate of approximately 4.5 percent.

CCP Financing Summary

The CCP offering consists of a five (5) year $25 million debt facility which carries an interest rate of 10 percent of the outstanding principal, compounded and payable monthly. Principal payments, due to begin in 2014, are payable monthly. The facility includes 5.75 million warrants at a strike price of $0.70 and can be exercisable at any time from the closing of the transaction to 5 years following the closing of the transaction. The issuance of warrants is subject to approval from each of the Toronto Stock Exchange and the New York Stock Exchange. Closing of the CCP financing is subjective to customary conditions precedent.

Principal Repayment Terms

Period	Monthly Amount	Annual Amount
Months 1 - 12	NIL	NIL
Months 13 - 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

Prepayment Terms

Months Following Closing	Prepayment Fee
Months 13 - 24	2%
Months 25 - 36	1%
Months 37 - 60	0%

Neil McMillan, President and CEO, stated, "We are pleased to have both CWB and Crown Capital demonstrating their confidence and support of our business plan. We are satisfied with our blended cost of capital of approximately 8 percent. It represents the confidence our debt providers have in our ability to manage and retire the debt upon maturity. Our track record over the past 21 years has certainly helped us build a good relationship with CWB and Crown. The Company expects to be able to grow the Seabee Gold Operation production by 10 to 15 percent compounded annually over the next 5 years and we are happy to have CWB and Crown as partners in that growth."

Use of Proceeds

The Company believes that its new capital structure will advance the Company over the long term without penalizing shareholders through major equity financings. The new debt facilities are intended for the retirement of the $9.8 million debenture due in May 2013, for expansion capital at the Seabee Gold Operation and for general working capital purposes. The Company is confident that it can efficiently service and repay the debt facilities through growing operating cash flows from the Seabee Gold Operation.

About Claude Resources Inc.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,010,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

About Canadian Western Bank

Canadian Western Bank (TSX: CWB) is the largest publicly traded Canadian bank headquartered in Western Canada. CWB and its operating affiliates, which are together known as Canadian Western Bank Group, offer a diversified range of financial services through 41 banking branches, eight trust locations, two centralized insurance offices, a focused commercial equipment leasing centre and one wealth management location.

About Crown Capital Partners Inc.

Crown Capital Partners is a leading provider of growth capital to middle market companies throughout Canada.  Crown Capital Partners focuses on providing specialized financing solutions including structured equity, subordinated term, and bridge loans for acquisitions, management buy-outs, growth financings and recapitalizations.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the successful closing of the transaction and expected use of funds under the new debt facilities, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the satisfaction of closing conditions for the transaction and receipts necessary approvals, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Rick Johnson, Chief Financial Officer
Phone: (306) 668-7505
Or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:17e 17-JAN-13